UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2025, the Board of Directors (the “Board”) of Intelligent Living Application Group Inc., a Cayman Islands exempted company (the “Company”), pursuant to the Articles of Association of the Company, designated 10,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.0001 each (“Series B Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifty (50) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifty (50) votes for every fully paid Subject Share; and

II. each Series B Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.0001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series B Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series B Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series B Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series B Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series B Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series B Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series B Preferred Shares, in which case all the relevant Series B Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series B Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series B Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares of the Company in issue.

On August 5, 2025, the Company entered into an Employment Agreement with Mr. Bong Lau, the Chief Executive Officer of the Company. The Agreement provides that Mr. Bong Lau will receive compensation in the amount of $204,000 per year, payable monthly and 10,000,000 Series B Preferred Shares for his services to the Company. The term of the Employment Agreement is for five years. The compensation to Mr. Bong Lau was approved by the Compensation Committee of the Board and the Board on August 5, 2025.

The Employment Agreements is filed hereto as Exhibit 10.1 to this report on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

10.1	Employment Agreement between Bong Lau and the Company dated on August 5, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: August 11, 2025	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer